UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

6 February 2008
Number 06/08

BHP BILLITON RESULTS FOR THE
HALF-YEAR ENDED 31 DECEMBER 2007

  Underlying EBITDA of US$11.2 billion and Underlying EBIT of US$9.6 billion up 6.4% and 5.4% respectively.

  Attributable profit of US$6.0 billion down 2.8% and EPS of 106.8 US cents up 2.8%, with EPS benefiting from share buy-backs (both measures excluding exceptionals).

  Net operating cash flows(1) of US$7.9 billion, up 10.6%.

  Record half-year production(2) from seven commodities with significant increases in another six.

  Costs, net of non-cash costs, increased 1.9%, an outstanding achievement in the current environment.

  Record half-year results for Iron Ore, Petroleum and Manganese.

  Seven major projects completed and a further four projects approved. Significant volume growth expected in H2 of 2008 in high margin commodities.

  Interim dividend up 45% to 29 US cents per share, demonstrating confidence in our cash generating ability and strategy.

  US$8.8 billion of a US$13.0 billion capital management program completed, representing 6.5%(3) of total issued shares.

Half-Year ended 31 December	2007 US$M	2006 US$M	Change
Revenue	25,539	22,113	15.5%
Underlying EBITDA (4)	11,167	10,494	6.4%
Underlying EBIT (4) (5)	9,623	9,134	5.4%
Profit from operations	9,486	9,134	3.9%
Attributable profit - excluding exceptional items	5,995	6,168	(2.8%)
Attributable profit	6,017	6,168	(2.4%)
Net operating cash flows (1)	7,870	7,116	10.6%
Basic earnings per share - excluding exceptional items (US cents)	106.8	103.9	2.8%
Basic earnings per share (US cents)	107.2	103.9	3.2%
Underlying EBITDA interest coverage (times) (4) (6)	34.9	37.6	(7.2%)
Dividend per share (US cents)	29.0	20.0	45.0%

Refer to page 15 for footnotes, including explanations of the non-GAAP measures used in this announcement.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the corresponding or prior period are to the half-year ended 31 December 2006.

RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

Commentary on the Group Results

Strong half-year results

The results presented today represent an excellent operating and financial performance. These results are based on a strong production performance across the breadth of our business, outstanding cost control in the face of significant cost pressures and additional volumes from newly commissioned growth projects. Our performance has not only benefited from the unique diversification across petroleum, bulk and non ferrous commodities, but also the diversification within each of these broad categories. In particular, record half year earnings results in iron ore and manganese demonstrated that we were able to capture strong market conditions in the steel-making sector. Record half year earnings from petroleum in an environment of strong prices, were the result of excellent management of natural field decline and volume growth from new projects.

Our Underlying EBIT of US$9.6 billion is an increase of 5.4 per cent over last half-year. Underlying EBIT margin(7) was 44.4 per cent. Earnings per share, excluding exceptional items, were up 2.8 per cent at 106.8 US cents reflecting the benefit of the share buy-back program. This result has been achieved in an environment in which input prices have increased significantly and currencies have appreciated strongly. The reduction in Underlying EBIT, as a result of the weaker US dollar, was US$506 million more than the corresponding period.

In pursuit of our strategy, we continue to focus on the fundamental drivers of value creation for shareholders: by operating large, long-life, low cost expandable assets while taking a disciplined and value-focused approach to pursuing additional organic and non-organic growth options.

We achieved record or equal record production(2) for seven major commodities and significantly increased production across a further six commodities. Production records(2) were achieved by 12 assets in six of our Customer Sector Groups. This performance reinforces our track record of consistent growth on the back of predictable project delivery coming from a deep inventory of projects that will continue to underpin our growth plans. This increased production from high returning assets has allowed us to capture the benefits of strong first half conditions in key commodity markets.

First production was successfully achieved at seven major projects: Genghis Khan, Atlantis South and Stybarrow (oil and gas), Koala Underground (diamonds), Pinto Valley (copper in concentrate), Rapid Growth Project 3 (iron ore) and Ravensthorpe (contained nickel in concentrate). We expect to deliver significant volume growth in the second half of FY 2008 with continued ramp up of these projects, and the expected commissioning of an additional four projects.

During the period we approved three new projects; the Kipper project (gas), Klipspruit (energy coal), the Gemco expansion project (manganese concentrate) and in January 2008, we approved the Newcastle Third Port Project (energy coal export capacity). All of these projects will support continued growth across a number of our businesses in future years.

Creating options for the future

Our traditional resource base of Australia, the Americas and Southern Africa continues to provide a strong platform for future growth opportunities. This large asset base in relatively stable regions allows us to pursue development options in the emerging resource basins of the world. In particular we have had good first results from our drilling program in Guinea. We have also identified substantial potash acreage in Canada. We have continued with an active diamond exploration program in Angola. We also announced the signing of an agreement with the government of the Democratic Republic of Congo (DRC) for the funding of a feasibility study for a major hydro-electric project, which could support significant future aluminium smelting opportunities.

In our Petroleum CSG, we are increasing our exploration budget to approximately US$600 million (up by 20 per cent) for the year ending 30 June 2008. This will enable us to further strengthen our position in the Gulf of Mexico in the United States.

Our project pipeline provides significant future value, with 26 projects in either execution or feasibility representing an expected capital investment of US$16.1 billion. We also have further medium-term options in our portfolio with expected capital expenditure requirements in excess of US$70 billion.

Growth Projects

During this reporting period we completed seven major growth projects.

Completed projects
Customer Sector Group	Project	Capacity	Capital expenditure (US$ million)		Date of initial production (i)
			Budget	Actual	Target	Actual
Base Metals	Pinto Valley (US) BHP Billiton - 100%	70,000 tonnes per annum of copper in concentrate	140	144(ii)	Q4 2007	Q4 2007
Petroleum	Atlantis South (US) BHP Billiton - 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,630(iii)	1,630(ii)	H2 2007(iii)	H2 2007
	Stybarrow (Australia) BHP Billiton - 50%	80,000 barrels of oil per day (100%)	380	380(ii)	Q1 2008	Q4 2007
	Genghis Khan (US) BHP Billiton - 44%	55,000 barrels of oil per day (100%)	365	365(ii)	H2 2007	H2 2007
Iron Ore	WA Iron Ore Rapid Growth Project 3 (Australia) BHP Billiton - 85%	20 million tonnes per annum of iron ore (100%)	1,300	1,300(ii)	Q4 2007	Q4 2007
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton -100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	2,200(iii)	2,079(ii)	Q1 2008(iii)	Q4 2007
Diamonds and Specialty Products	Koala Underground (Canada) BHP Billiton - 80%	3,300 tonnes per day of ore processed (100%)	200	176	End 2007	End 2007
			6,215	6,074

(i) References to quarters and half-years are based on calendar years.
(ii) Number subject to finalisation.
(iii) As per revised budget and schedule.

There are 14 major projects (defined as BHP Billiton's share of capital expenditure of greater than US$100 million) under development with a total budgeted investment of US$9,405 million. Details for these were given in the quarterly Exploration and Development Report that was released on 23 January 2008.

Projects currently under development (approved in prior years)
Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	Neptune (US) BHP Billiton - 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405	Q1 2008
	North West Shelf 5th Train (Australia) BHP Billiton - 16.67%	LNG processing capacity 4.2 million tonnes per annum (100%)	350	Late 2008
	North West Shelf Angel (Australia) BHP Billiton - 16.67%	800 million cubic feet of gas per day and 50,000 barrels of condensate per day (100%)	200	End 2008
	Shenzi (US) BHP Billiton - 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009
	Pyrenees (Australia) BHP Billiton - 71.43%	96,000 barrels of oil and 60 million cubic feet gas per day (100%)	1,200	H1 2010
Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton - 36%	2 million tonnes per annum of alumina (100%)	725	Q2 2009
Stainless Steel Materials	Yabulu Extension (Australia) BHP Billiton - 100%	45,000 tonnes per annum of nickel	556	Q1 2008
	Cliffs (Australia) BHP Billiton - 100%	360,000 tonnes per annum nickel ore	139	H1 2008
Iron Ore	Samarco (Brazil) BHP Billiton - 50%	7.6 million tonnes per annum of iron pellets (100%)	590	H1 2008
	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton - 86.2%	26 million tonnes per annum of iron ore (100%)	1,850	H1 2010
			7,955

(i) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(ii) References to quarters and half-years are based on calendar years.

Projects approved since we last reported
Customer Sector Group	Project	Capacity (i)	Budgeted capital expenditure (US$ million) (i)	Target date for initial production (ii)
Petroleum	Bass Strait Kipper (Australia) BHP Billiton - 32.5% - 50%	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day (100%)	500	CY 2011
Manganese	Gemco (Australia) (Australia) BHP Billiton - 60%	Additional 1 million tonnes per annum manganese concentrate (100%)	110	H1 CY 2009
Energy Coal	Klipspruit (South Africa) BHP Billiton - 100%	Incremental 1.8 million tonnes per annum export coal Incremental 2.1 million tonnes per annum domestic	450	H2 CY 2009
	Newcastle Third Export Coal Terminal (Australia) BHP Billiton - 35.5%	Third coal berth capable of handling an estimated 30 million tonnes per annum (100%)	390	Late CY 2010
			1,450

(i) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(ii) References to half-years and years are based on calendar years.

In addition to the above projects the Board approved pre expenditure of US$930 million for Rapid Growth Project 5 (Western Australia Iron Ore).

Dividend and Capital Management

Today we announced a 45 per cent increase in our interim dividend to 29 US cents per share, the twelfth consecutive dividend increase.

During the half-year we continued to purchase shares under the previously announced US$13 billion program. Over the same period we repurchased 96,904,086 BHP Billiton Plc shares, via on-market buy-backs, at an approximate average price of US$31.57 (A$36.46 / GBP15.51). To date, we have cancelled 71,388,736 of these shares and we intend to cancel the balance. On 14 December 2007, the buy-back was suspended. To date, we have returned US$8.8 billion of the US$13 billion.

Since August 2004 we have announced capital management initiatives totalling US$17 billion. Since the first buy-back in 2004, 680.23 million shares have been repurchased representing approximately 11 per cent of the total shares on issue at an approximate average price of US$18.53 (A$23.25 / GBP9.57).

At completion of all announced initiatives we will have returned US$29.8 billion to shareholders through capital management initiatives and dividends since June 2001.

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information that excludes any exceptional items. The difference between Underlying EBIT and Profit from operations is set out in the following table:

Half-year ended 31 December	2007	2006
	US$M	US$M
Underlying EBIT	9,623	9,134
Exceptional items (before taxation)	(137)	-
Profit from operations	9,486	9,134

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the half-year ended 31 December 2007 compared with the corresponding half-year period:

	US$ Million
Underlying EBIT for the half-year ended 31 December 2006		9,134
Change in volumes:
Increase in volumes	500
Decrease in volumes	(363)
New operations	324
		461
Net price impact:
Change in sales prices	1,481
Price-linked costs	154
		1,635
Change in costs:
Costs (rate and usage)	(260)
Exchange rates	(506)
Inflation on costs	(206)
		(972)
Asset sales		58
Ceased and sold operations		(105)
Exploration and business development		(222)
Other		(366)

Underlying EBIT for the half-year ended 31 December 2007		9,623

Volumes

Higher sales volumes for copper, lead, zinc, silver, iron ore and metallurgical coal were the largest contributors to the increased volume impact on Underlying EBIT. This was partially offset by lower nickel volumes attributable to lower sales due to a 15 day shutdown of the Kalgoorlie smelter (Australia), longer lead times on sales due to the further diversification of our customer base into US and Europe and softer market conditions.

The continuing ramp up of copper production from Spence (Chile) and the recently commissioned petroleum projects contributed an additional US$254 million and US$69 million respectively to this total.

Prices

Changes in prices, including price-linked costs, increased Underlying EBIT by US$1,635 million. Higher prices for petroleum products, manganese ore and alloy, lead, copper, energy coal and iron ore were the main positive contributors. Lower metallurgical coal, zinc and nickel matte prices had a negative impact.

Price-linked costs increased Underlying EBIT by US$154 million compared with the corresponding reporting period, with decreased charges for third party nickel ore and lower treatment and refining charges for copper being the main contributing factors.

Costs

Costs (net of non-cash costs) increased by 1.9 per cent compared to the corresponding period. This is an excellent result and continues our trend of tight cost control, increased volume performance and a focus on Business Excellence improvements. This was principally due to higher raw material, fuel, energy and labour costs.

Our continued focus on Business Excellence has helped to mitigate these costs by US$84 million.

Exchange rates

Exchange rate movements had a negative impact on Underlying EBIT of US$506 million. In particular, the weakening of the US dollar against the Australian dollar during the period, had a negative impact of US$420 million, consisting of a negative US$475 million on costs offset by a positive impact on net monetary items. Western Australia Iron Ore, Nickel West, Olympic Dam, Worsley Alumina and Queensland Coal operations (all Australia) were significantly impacted by this weakening.

The following exchange rates against the US dollar have been applied:
	Half-year ended 31 December 2007 average	Half-year ended 31 December 2006 average	31 December 2007 closing	30 June 2007 closing	31 December 2006 closing

Australian dollar (a)	0.87	0.76	0.88	0.85	0.79
South African rand	6.94	7.23	6.80	7.08	7.00

(a) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$206 million. These pressures were most evident in Australia and South Africa.

Asset Sales

The sale of assets increased Underlying EBIT by US$58 million. This was positively impacted by the sale of the Elouera mine (Illawarra Coal, Australia) and Queensland Coal (Australia) mining leases. Asset sales in the corresponding period included our interests in the Eyesizwe coal mine in South Africa and the Moranbah gas plant (Australia).

Ceased and sold operations

The unfavourable impact on Underlying EBIT of US$105 million was mainly due to insurance recoveries in the corresponding period.

Exploration and business development

Gross exploration expenditure was US$598 million, an increase of US$325 million on the corresponding period. Minerals exploration activity increased principally at Olympic Dam, nickel targets in Western Australia and diamond targets in Angola. The main expenditure for the Petroleum CSG was on targets in Gulf of Mexico, Colombia and Australia.

Expenditure on business development was US$54 million higher than the corresponding period mainly due to the continuing pre-feasibility study on the Olympic Dam expansion.

Other

Other items decreased Underlying EBIT by US$366 million. These included a lower contribution from third party trading and the obligations arising from the intended sale of the Optimum (South Africa) energy coal asset. The start-up of operations at Ravensthorpe and Line 2 at Yabulu (both Australia) adversely impacted earnings by US$132 million.

Net finance costs

Net debt increased to US$12.2 billion, an increase of US$3.7 billion from the corresponding period largely due to the share buy-back program. Consequently net finance costs increased to US$341 million, from US$301 million in the corresponding period.

Taxation expense

The total taxation expense on profit before tax was US$2,952 million, representing an effective rate of 32.3 per cent.

Excluding the impacts of royalty-related taxation, non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments and exceptional items, the underlying effective rate was 30.1 per cent compared to the UK and Australian statutory tax rate (30 per cent). Royalty-related taxation represents an effective rate of 2.9 per cent for the current period.

The corresponding period included the recognition of US tax benefits of US$140 million.

Exceptional Items

Tax losses incurred by WMC Resources Limited (WMC), acquired by BHP Billiton in June 2005, were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Tax Office. The ruling has now been issued confirming the availability of those losses. This has resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current $A/$US exchange rates. As a further consequence the Group has recognised an expense for a reduction in goodwill measured at the $A/$US exchange rate at the date of acquisition.

Half-year ended 31 December 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22
	(137)	159	22
Exceptional items by Customer Sector Group
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	-	197	197
	(137)	159	22

Cash Flows

Net operating cash flow after interest and tax increased by 10.6 per cent to US$7.9 billion which was primarily attributable to higher profits increasing cash generated from operating activities together with a decrease in working capital, partially offset by increased taxation payments.

Capital and exploration expenditure totalled approximately US$4.4 billion for the period. Expenditure on growth projects was approximately US$3.0 billion, including US$1.2 billion on Petroleum projects and US$1.8 billion on Minerals projects. Capital expenditure on maintenance, sustaining and minor capital items was approximately US$0.7 billion. Exploration expenditure was US$598 million, including US$166 million which has been capitalised.

Financing cash flows include US$4.6 billion in relation to the capital management program and dividend payments from the increased FY2007 final dividend declared.

Net debt, comprising cash and interest-bearing liabilities, was US$12.2 billion, an increase of US$2.1 billion, or 20.1 per cent, compared to 30 June 2007. Gearing, which is the ratio of net debt to net debt plus net assets, was 28.0 per cent at 31 December 2007, compared with 25.3 per cent at 30 June 2007.

Dividend

An interim dividend for the half-year ended 31 December 2007 of 29.0 US cents per share will be paid to shareholders on 18 March 2008.

The dividend paid by BHP Billiton Limited (Ltd) will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, Ltd dividends are paid mainly in Australian dollars. BHP Billiton Plc (Plc) dividends are paid mainly in pounds sterling to shareholders on the UK section of the register and South African rands to shareholders on the South African section of the register. Currency conversions were based on the foreign currency exchange rates two business days before the declaration of the dividend.

The timetable in respect of this dividend will be:

Currency conversion date

Last day to trade cum dividend on JSE Limited (JSE)

Ex-dividend Australian Securities Exchange (ASX)

Ex-dividend Johannesburg Stock Exchange (JSE)

Ex-dividend London Stock Exchange (LSE)

Ex-dividend New York Stock Exchange (NYSE)

Record date

Payment date

4 February 2008 22 February 2008 25 February 2008 25 February 2008 27 February 2008 27 February 2008 29 February 2008 18 March 2008

American Depositary Receipts (ADRs) each represent two fully paid ordinary shares and receive dividends accordingly.

Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, and transfers between the UK register and the South African register will not be permitted between the dates of 25 February 2008 and 29 February 2008.

The following table details the currency exchange rates applicable for the dividend:
Dividend 29.0 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.908021	31.937587
British pence	1.975855	14.677190
South African cents	7.390733	214.331257
New Zealand cents	0.794600	36.496350

Portfolio Management

Portfolio management activities continued during the period with proceeds amounting to US$139 million being realised. The Group divested the Elouera coal mine (Illawarra Coal Operation, Australia) and mining leases at Poitrel (Queensland Coal, Australia). The sale of the Optimum energy coal mine in South Africa continues to progress.

Proceeds from the sale or distribution of our assets and interests since 2001 now surpass US$6 billion.

Debt management and liquidity

No long-term debt securities were issued in the debt capital markets during the current period. The Group continues to manage its short-term liquidity by issuing commercial paper in the US market and drawing down from its US$3.0 billion Revolving Credit Facility which expires in October 2011. Our liquidity position is supported by our strong and stable credit rating and committed debt facilities.

Corporate Governance

The following Board changes occurred during the period:

  Mr Charles (Chip) Goodyear resigned as an Executive Director of both BHP Billiton Limited and BHP Billiton Plc on 30 September 2007.

  Dr David Brink retired from the Boards of BHP Billiton Limited and BHP Billiton Plc at the conclusion of the Annual General Meeting of BHP Billiton Limited on 28 November 2007.

  On 17 December 2007, the Board announced the appointment of Dr David Morgan as a Non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2008.

Outlook

Global Economic Outlook

Despite robust economic growth in many major economies, the pace of global economic activity has moderated. In an attempt to address the credit crisis and stabilise financial markets, major central banks have implemented a number of initiatives, including liquidity injections. The longer term effectiveness of these remains to be seen. While emerging market economies continue to grow strongly, downside risks to the global economy exist with persistently high oil prices and the downturn in the US economy.

Led by China and India, Asian economies have shown little sign of slowing. Rapid economic growth in China has continued, led by increasing domestic consumption, strong industrial production and rapid growth in exports and investment. In India, economic growth is being driven by robust investment while inflation has recently been contained through a combination of fiscal and monetary policy measures. Supported by a depreciating US dollar, US export levels have experienced healthy growth. However, fears of a US recession have been reflected in the recent instability in global equity markets. The US housing market has also deteriorated further, sentiment indicators have worsened and industrial production has weakened. Western Europe has also been affected by the ongoing financial market instability with an appreciating euro relative to the currencies of its trading partners contributing to a moderation in export growth. Meanwhile, Japanese economic growth has moderated alongside sluggish consumption growth and deteriorating business confidence.

In the short-term, the global economy is expected to slow as developed economies experience a moderation in economic activity. We have lowered our expectations for US growth in FY2008 as consumption is expected to weaken and business investment is likely to fall. In Western Europe the slowdown in activity is expected to continue as monetary conditions in the region tighten, manufacturing growth decelerates alongside reduced exports and housing market activity slows. As a result of the slowdown in developed economies, we expect some flow-on effects to emerging market economies' export growth yet their overall economic growth should remain solid. Since much of the future incremental demand for commodities will come from China and India, a slowdown in the US is likely to have less impact on commodity prices than in the past. As FY2009 progresses, global economic growth should improve as major developed economies recover from the recent instability and the emerging market economies continue to grow.

Commodities Outlook

For the first half of FY2008, average prices for almost all of our major commodities have been higher than the prior year's average prices. Sustained robust demand, continuing supply side constraints and a weakening of the US dollar, relative to currencies of natural resource producing countries, have contributed to the higher prices.

Bulk commodity spot prices have continued to increase, driven by ongoing strong demand from China and India and continuing supply-side pressures. Accordingly, we expect bulk commodity contract prices to remain strong.

Energy commodity prices, particularly crude oil and thermal coal, have increased strongly and market conditions remain firm.

Contrary to the general trend, the nickel spot price has eased from its record high in May 2007 due to stainless steel distributors de-stocking their nickel inventories and Chinese stainless steel mills increasing the use of low-grade nickel pig iron. However nickel prices have remained well above long term average historical prices.

In the medium-term, demand growth for our major commodities should remain robust. Any effects on commodity demand of potential weakness in developed countries should be offset over time by continued growth in developing countries, particularly China and India. We maintain our expectation that commodity prices are likely to stay above their historical levels over the medium-term, albeit remaining subject to ongoing volatility.

In the longer-term, with continued strong demand growth driven by the industrialisation of China and India, structurally higher cost sources of new supply will be required. We continue to expect commodity prices will be driven by long run marginal costs of supply.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the six months ended 31 December 2007 and the corresponding period.

Half-Year ended 31 December (US$ Million)	Revenue			Underlying EBIT (1)
	2007	2006	Change %	2007	2006	Change %

Petroleum	3,770	2,958	27.5	1,972	1,612	22.3
Aluminium	2,744	2,828	(3.0)	680	840	(19.0)
Base Metals (incl. Uranium)	6,557	5,644	16.2	3,367	2,889	16.5
Diamonds and Specialty Products	418	393	6.4	72	78	(7.7)
Stainless Steel Materials	2,419	2,805	(13.8)	799	1,427	(44.0)
Iron Ore	3,578	2,749	30.2	1,673	1,404	19.2
Manganese	1,013	575	76.2	431	105	310.5
Metallurgical Coal	1,900	1,833	3.7	523	657	(20.4)
Energy Coal	2,907	2,321	25.2	277	242	14.5
Group and unallocated items (2)	647	304	112.8	(171)	(120)	N/A
Less: inter-segment revenue	(414)	(297)	N/A	-	-	-
BHP Billiton Group	25,539	22,113	15.5	9,623	9,134	5.4

(1) Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is defined on page 15.

(2) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$1,972 million, an increase of US$360 million, or 22.3 per cent, over the comparative period. Total production for the half year of 60.54 million barrels of oil equivalent was 5 per cent higher than both the corresponding and the prior periods reflecting the contribution of newly commissioned projects, strong gas demand in Australia, strong operating uptime, and infill and development drilling.

The increase in Underlying EBIT was mainly due to higher average realised oil prices per barrel of US$81.20 (compared with US$63.77), higher average realised gas prices of US$3.42 per thousand standard cubic feet (compared with US$3.27), higher average realised prices for liquefied natural gas of US$7.79 per thousand standard cubic feet (compared to US$7.44) and higher average realised prices for natural gas liquids of US$51.89 per barrel (compared to US$40.04).

Petroleum successfully commenced oil production at Genghis Khan and Atlantis South in the Gulf of Mexico, and at Stybarrow in Western Australia. Stybarrow was brought on two months ahead of schedule and is exceeding early production forecasts.

Gross exploration expenditure was US$295 million of which US$196 million was expensed. We successfully captured acreage in the October 2007 Gulf of Mexico lease sale process, made the Thebe gas discovery (offshore Australia) and continued to build a diverse portfolio of opportunities with seismic data acquired in Colombia, Brazil, Namibia, Australia and the Gulf of Mexico during the half-year.

Aluminium

Underlying EBIT was US$680 million, a decrease of US$160 million or 19.0 per cent over the corresponding period. Lower LME prices for aluminium, partially offset by higher premiums, had an unfavourable impact. The average LME aluminium price decreased to US$2,494 per tonne (compared with US$2,602 per tonne). Realised alumina prices were in line with the corresponding period.

Half-year production records were achieved at the Worsley (Australia), Paranam (Suriname), Alumar (Brazil) and Hillside (South Africa) operations. In particular, production from the Worsley DCP expansion has exceeded nameplate capacity. Mozal (Mozambique) equalled its previous record production.

Unfavourable exchange rate movements as a result of a weaker US dollar had an unfavourable impact of US$49 million on Underlying EBIT.

Underlying EBIT also reduced due to higher charges for energy, depreciation, maintenance, raw materials and labour. However, an intensive focus on cost containment through various Business Excellence initiatives resulted in Underlying EBIT benefits being added, dampening the full impact of cost increases. Earnings from third party trading were lower than the corresponding period.

Base Metals (incl. Uranium)

Underlying EBIT was US$3,367 million, an increase of US$478 million, or 16.5 per cent, over the corresponding period. This increase is predominantly attributable to higher production of copper, zinc, silver and lead. Higher copper production was largely due to the continued ramp-up of Spence and the Escondida Sulphide Leach Project (both Chile). This was partially reduced by lower volumes at Olympic Dam and Cerro Colorado (Chile). Cannington (Australia) also produced higher volumes. Copper concentrate production for the half-year was a record, despite two earthquakes in Chile and unplanned SAG mill outages at Antamina (Peru).

Higher average prices for copper, lead, silver, molybdenum and gold increased Underlying EBIT, partially offset by lower average zinc prices. Lower Treatment and Refining Charges also positively impacted Underlying EBIT.

Underlying EBIT gains were partially offset by higher costs in the period, mostly due to higher energy, shipping, fuel and labour charges. The effect of inflation and the weaker US$ against the A$ and Chilean Peso also impacted negatively. Higher costs were partially mitigated by cost reductions achieved through several Business Excellence projects. In addition, the Olympic Dam Expansion pre-feasibility study expenditures have increased as the project studies progress, also reducing reported earnings. Underlying EBIT was negatively impacted by the purchase of third party uranium from the spot market to meet contractual requirements.

Provisional pricing of outstanding copper shipments, including the impact of finalisations, resulted in the average realised price for the reporting period being US$3.22/lb versus an average LME price of US$3.38/lb. The average realised price was US$3.13/lb in the corresponding period last year. The negative impact of provisional pricing and finalisations for the period was US$240 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 323,469 tonnes at 31 December 2007. These were re-valued at a weighted average price of US$6,662 per tonne.

Diamonds and Specialty Products

Underlying EBIT was US$72 million, a decrease of US$6 million, or 7.7 per cent compared with the corresponding period. This was mainly due to increased exploration activity on diamond targets in Angola, lower value per carat diamonds and unfavourable exchange rate movements for Canadian Dollar and Rand against the US$. This was partly offset by higher diamond sales volumes and lower unit costs at Ekati (Canada) due to the processing of higher grade material, moving to underground mining areas and increased cost efficiencies.

Stainless Steel Materials

Underlying EBIT was US$799 million, a decrease of US$628 million or 44.0 per cent compared with the corresponding period. Lower sales volume was the main reason for the decrease, negatively impacting Underlying EBIT by US$223 million. A lower level of demand in Q1 FY08 for ferronickel from Cerro Matoso (Colombia) adversely impacted sales, while production volumes were lower at the Kalgoorlie Nickel Smelter and Yabulu (both Australia) principally due to planned shutdowns.

The average LME nickel price was slightly lower at US$13.48/lb compared with US$13.81/lb in the corresponding period. The positive impact on price linked costs of US$110 million was disproportionately high due to favourable provisional price revaluations on purchases of ore.

Other negative impacts on Underlying EBIT included the weaker US$ against the A$, start up of operations at Ravensthorpe and Line 2 at Yabulu, higher exploration activity in Australia, South America and Asia, as well as higher raw material and labour costs at Nickel West (Australia) and Cerro Matoso.

Iron Ore

Underlying EBIT was US$1,673 million up US$269 million, or 19.2 per cent higher. This was driven by increased prices, higher sales volumes and higher priced spot sales.

Record production was achieved at our Western Australia Iron Ore operation with additional capacity implemented as a result of RGP2 and the early realisation of efficiencies resulting from the commissioning of the RGP3 assets. Samarco (Brazil) also achieved record production as a result of production efficiencies. Record sales volumes reflected business improvement initiatives undertaken to promote increased shipping efficiency.

Higher operating costs were largely attributable to the weaker US$ against the A$, price linked costs, freight and the impact of tie-in activity associated with RGP3. A number of cost saving initiatives that commenced in the year ended June 2007, including the negotiation of contract mining rates, the extension of selected contract terms, and strategic sourcing of input materials and services have alleviated to some extent the full impact of external cost pressures on the business.

Depreciation expense was up 58 per cent for the period due to the commissioning of expanded capacity at Western Australia Iron Ore resulting from RGP2 and RGP3.

Manganese

Underlying EBIT was US$431 million, an increase of US$326 million or 310.5 per cent. This increase was mainly due to higher sales prices achieved for alloy and ore as well as record manganese ore sales volumes.

Manganese alloy production at 393,000 tonnes was 12 per cent higher than the corresponding period mainly as a result of operating efficiencies at the alloy plants and reduced down time for major rebuilds. Manganese ore production was 3.1 million tonnes, an increase of 1 per cent compared to the corresponding period. Both were new production records.

Metallurgical Coal

Underlying EBIT was US$523 million, a decrease of US$134 million, or 20.4 per cent. This decrease was mainly attributable to lower prices (a negative US$217 million) however this was partially offset by higher sales volumes at both Queensland and Illawarra Coal. The increase in sales volume reflects strong demand and was supported by the expanded capacity at the Hay Point terminal.

Operating costs were higher due to increased demurrage and labour costs which was offset by improved mining conditions at Illawarra Coal. A weaker US$ against the A$ had an unfavourable impact as did Australian inflationary pressures.

Profits on the sale of the Elouera mine and the sale of mining leases to Millennium was realised in the current period.

Energy Coal

Underlying EBIT was US$277 million, an increase of US$35 million, or 14.5 per cent, compared with the corresponding period. Higher export prices resulting from continued strong demand in the Atlantic and Pacific markets and higher production volumes at Hunter Valley Coal (Australia) and Cerréjon Coal (Colombia) had a favourable impact on results. This was offset by recognition of obligations associated with the intended sale of the Optimum asset, the weakening of the US$ against the Rand, the Australian dollar and the Colombian Peso, the cessation of Underlying EBIT from the Koornfontein mine (South Africa) following its divestment during last year and the profit on the divestment of Eyesizwe included in the corresponding period. Lower earnings from the trading of third party product and increased freight cost also negatively impacted Underlying EBIT.

Group and Unallocated items

Corporate Costs were US$171 million compared to US$120 million in the corresponding period, an increase of US$51 million, mainly due to negative impacts of the stronger Australian dollar.

The following notes explain the terms used throughout this profit release:

(1) Net operating cash flows are after net interest and taxation.

(2) Unless otherwise stated production volumes exclude suspended and sold operations. Includes one equal record production for aluminium.

(3) Based on share price of US$22.92.

(4) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments, and amortisation of US$1,544 million for the half-year ended 31 December 2007 and US$1,360 million for the half-year ended 31 December 2006. From 1 July 2007, the Group adopted the accounting policy of recognising its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities rather than equity accounting its interest. Jointly controlled entities' net finance costs and taxation are therefore included in their respective line items and are no longer reconciling items between profit from operations and Underlying EBIT or Underlying EBITDA. Comparative information has been restated on this basis, however the change did not result in a change to comparative Underlying EBIT and Underlying EBITDA information contained within this profit release.

We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(5) Underlying EBIT is used to reflect the underlying performance of BHP Billiton's operations. Underlying EBIT is reconciled to Profit from operations on page 5.

(6) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, fair value change on hedged loans, net of hedging derivatives, exchange differences arising from net debt and return on pension plan assets.

(7) Underlying EBIT margin is calculated net of third party product activities.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Strong half-year results', 'Creating options for the future', 'Growth projects' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Key Information - Risk factors'; 'Operating and financial review and prospects -External Factors and Trends Affecting Our Results' included in our annual report on Form 20-F for the fiscal year ended 30 June 2007, which we filed with the US Securities and Exchange Commission (SEC) on 26 September 2007 and is available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

HALF-YEAR FINANCIAL REPORT

For the half-year ended
31 December 2007

CONTENTS

Half-Year Financial Statements

Consolidated Income Statement - Page 18

Consolidated Statement of Recognised Income and Expense - Page 19

Consolidated Balance Sheet - Page 20

Consolidated Cash Flow Statement - Page 21

Notes to the Half-Year Financial Statements - Page 22

Notes to the Half-Year Financial Statements

1 Accounting policies - Page 22

2 Business segments - Page 23

3 Exceptional items - Page 27

4 Interests in jointly controlled entities - Page 27

5 Net finance costs - Page 28

6 Taxation - Page 28

7 Earnings per share - Page 28

8 Dividends - Page 29

9 Assets classified as held for sale - Page 29

10 Total equity - Page 30

11 Contingent liabilities - Page 30

12 Subsequent events - Page 30

Directors' Report - Page 31

Directors' Declaration - Page 32

Lead Auditor's Independence Declaration - Page 32

Review Report - Page 33

Consolidated Income Statement
for the half-year 31 December 2007

		Half-year ended 31 December 2007	Half-year ended 31 December 2006 Restated (a)	Year ended 30 June 2007 Restated (a)
	Notes	US$M	US$M	US$M
Revenue
Group production		21,858	19,046	41,271
Third party products		3,681	3,067	6,202
Revenue		25,539	22,113	47,473
Other income		361	311	621
Expenses excluding net finance costs		(16,414)	(13,290)	(28,370)
Profit from operations		9,486	9,134	19,724
Comprising:
Group production		9,574	9,022	19,649
Third party products		(88)	112	75
		9,486	9,134	19,724

Financial income	5	124	114	264
Financial expenses	5	(465)	(415)	(776)
Net finance costs	5	(341)	(301)	(512)
Profit before taxation		9,145	8,833	19,212
Income tax expense		(2,683)	(2,408)	(5,305)
Royalty related taxation (net of income tax benefit)		(269)	(225)	(411)
Total taxation expense	6	(2,952)	(2,633)	(5,716)
Profit after taxation		6,193	6,200	13,496
Profit attributable to minority interests		176	32	80
Profit attributable to members of BHP Billiton Group		6,017	6,168	13,416

Earnings per ordinary share (basic) (US cents)	7	107.2	103.9	229.5
Earnings per ordinary share (diluted) (US cents)	7	107.2	103.8	229.0

Dividends per ordinary share - paid during the period (US cents)	8	27.0	18.5	38.5
Dividends per ordinary share - declared in respect of the period (US cents)	8	29.0	20.0	47.0

The accompanying notes form part of these half-year financial statements.

(a) Comparative periods have been restated as described in Note 1.

Consolidated Statement of Recognised Income and Expense
for the half-year ended 31 December 2007

		Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
	Notes	US$M	US$M	US$M
Profit after taxation		6,193	6,200	13,496
Amounts recognised directly in equity
Actuarial (losses)/gains on pension and medical schemes		(27)	(48)	79
Available for sale investments:
Valuation (losses)/gains taken to equity		(30)	113	147
Cash flow hedges:
(Losses)/gains taken to equity		(67)	87	(50)
(Gains)/losses transferred to the initial carrying amount of hedged items		(132)	(17)	(88)
Exchange fluctuations on translation of foreign operations		(6)	22	12
Tax on items recognised directly in, or transferred from, equity		106	(22)	82
Total amounts recognised directly in equity		(156)	135	182
Total recognised income and expense for the period		6,037	6,335	13,678
Attributable to minority interests	10	176	32	82
Attributable to members of BHP Billiton Group	10	5,861	6,303	13,596

The accompanying notes form part of these half-year financial statements.

Consolidated Balance Sheet
as at 31 December 2007

		31 December 2007	31 December 2006 Restated (a)	30 June 2007 Restated (a)
	Notes	US$M	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents		2,142	1,751	2,297
Trade and other receivables		5,986	4,810	6,382
Other financial assets		1,182	949	1,059
Inventories		4,410	3,599	3,744
Other		458	336	265
Total current assets		14,178	11,445	13,747
Non-current assets
Trade and other receivables		871	700	744
Other financial assets		1,113	1,052	1,051
Inventories		192	172	166
Property, plant and equipment		44,667	38,302	42,016
Intangible assets		591	767	713
Deferred tax assets		2,008	2,264	2,832
Other		226	116	135
Total non-current assets		49,668	43,373	47,657
Total assets		63,846	54,818	61,404
LIABILITIES
Current liabilities
Trade and other payables		5,108	4,237	5,137
Interest bearing liabilities		2,580	1,617	1,640
Other financial liabilities		985	492	655
Current tax payable		1,592	2,105	2,193
Provisions		1,474	1,194	1,383
Deferred income		389	273	299
Total current liabilities		12,128	9,918	11,307
Non-current liabilities
Trade and other payables		201	171	140
Interest bearing liabilities		11,718	8,598	10,780
Other financial liabilities		628	189	595
Deferred tax liabilities		1,352	1,711	2,260
Provisions		6,063	5,396	5,859
Deferred income		498	608	545
Total non-current liabilities		20,460	16,673	20,179
Total liabilities		32,588	26,591	31,486
Net assets		31,258	28,227	29,918

EQUITY
Share capital - BHP Billiton Limited		1,226	1,498	1,221
Share capital - BHP Billiton Plc		1,128	1,234	1,183
Share premium account		518	518	518
Treasury shares held		(1,336)	(1,768)	(1,457)
Reserves		386	492	473
Retained earnings		28,958	26,006	27,729
Total equity attributable to members of BHP Billiton Group	10	30,880	27,980	29,667
Minority interests	10	378	247	251
Total equity		31,258	28,227	29,918

The accompanying notes form part of these half-year financial statements.

(a) Comparative periods have been restated as described in Note 1.

Consolidated Cash Flow Statement
 for the half-year ended 31 December 2007

	Half-year ended 31 December 2007	Half-year ended 31 December 2006 Restated (a)	Year ended 30 June 2007 Restated (a)
	US$M	US$M	US$M
Operating activities
Profit before taxation	9,145	8,833	19,212
Adjustments for:
Depreciation and amortisation expense	1,524	1,291	2,754
Exploration and evaluation expense (excluding impairment)	432	222	539
Net gain on sale of non current assets	(132)	(73)	(101)
Impairments of property, plant and equipment, investments and intangibles	157	69	305
Employee share awards expense	40	37	72
Net finance costs	341	301	512
Other	(221)	(109)	(382)
Changes in assets and liabilities net of effects from acquisitions and disposals of subsidiaries and exchange fluctuations:
Trade and other receivables	(333)	171	(1,282)
Inventories	(692)	(560)	(732)
Net financial assets and liabilities	423	(227)	21
Creditors	563	(7)	439
Provisions and other liabilities	344	225	589
Cash generated from operations	11,591	10,173	21,946
Dividends received	9	15	38
Interest received	80	54	139
Interest paid	(393)	(285)	(633)
Income tax paid	(2,945)	(2,492)	(5,007)
Royalty related taxation paid	(472)	(349)	(554)
Net operating cash flows	7,870	7,116	15,929
Investing activities
Purchase of property, plant and equipment	(3,753)	(3,466)	(7,130)
Exploration expenditure (including amounts expensed)	(598)	(312)	(804)
Purchase of intangibles	(6)	-	(18)
Purchase of financial assets	(23)	(19)	(38)
Purchase of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(124)	(12)	(701)
Cash outflows from investing activities	(4,504)	(3,809)	(8,691)
Proceeds from sale of property, plant and equipment	19	72	77
Proceeds from sale of financial assets	37	23	98
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	78	203	203
Net investing cash flows	(4,370)	(3,511)	(8,313)
Financing activities
Proceeds from ordinary share issues	11	12	22
Proceeds from interest bearing liabilities	3,389	2,401	7,395
Repayment of interest bearing liabilities	(2,260)	(2,902)	(5,779)
Repayment of finance leases	(4)	(2)	(2)
Purchase of shares by Employee Share Ownership Plan Trusts	(103)	(131)	(165)
Share buy-back - BHP Billiton Limited	-	-	(2,824)
Share buy-back - BHP Billiton Plc	(3,115)	(1,355)	(2,917)
Dividends paid	(1,523)	(1,100)	(2,271)
Dividends paid to minority interests	(48)	(22)	(68)
Net financing cash flows	(3,653)	(3,099)	(6,609)
Net (decrease)/increase in cash and cash equivalents	(153)	506	1,007
Cash and cash equivalents, net of overdrafts, at beginning of period	2,246	1,227	1,227
Effect of foreign currency exchange rate changes on cash and cash equivalents	23	(2)	12
Cash and cash equivalents, net of overdrafts, at end of period	2,116	1,731	2,246

The accompanying notes form part of these half-year financial statements.

(a) Comparative periods have been restated as described in Note 1.

Notes to the Half-Year Financial Statements

1 Accounting policies

This general purpose financial report for the half-year ended 31 December 2007 is unaudited and has been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the IASB, IAS 34 'Interim Financial Reporting' as adopted by the EU, AASB 134 'Interim Financial Reporting' and the requirements of the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The half-year financial statements represent a 'condensed set of financial statements' as referred to in the UK Disclosure and Transparency Rules issued by the Financial Services Authority. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2007 are not the statutory accounts of BHP Billiton for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under Section 237(2) or (3) of the UK Companies Act 1985.

The half-year financial statements have been prepared on the basis of accounting policies consistent with those applied in the 30 June 2007 annual financial statements contained within the Annual Report of the BHP Billiton Group, except for the impact of adopting AASB 2007-4 'Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments'. AASB 2007-4 reinstates optional accounting treatments permitted by IFRS that were not initially available under Australian Accounting Standards. AASB 2007-4 will be applied in the Group's annual financial statements for the year ending 30 June 2008 and has therefore been applied in these half-year financial statements. The principal impacts of AASB 2007-4 are described below.

Proportionate consolidation

As permitted by AASB 2007-4 and IAS 31 'Interests in Joint Ventures', the Group has adopted the policy of recognising its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. The Group believes the change in policy to proportionate consolidation of jointly controlled entities provides more relevant information about the financial performance and financial position of the Group.

Following this change in policy, comparative information has been restated for all periods included in these half-year financial statements, with the impact summarised below. There was no impact on profit attributable to members of the Group or total equity in the current or comparative periods.

	Half-year ended 31 December 2006		Year ended 30 June 2007
	Restated US$M	Published US$M	Restated US$M	Published US$M
Revenue	22,113	18,503	47,473	39,498
Other income	311	293	621	588
Expenses excluding net finance costs	(13,290)	(12,292)	(28,370)	(26,352)
Share of profits from jointly controlled entities	-	2,015	-	4,667
Net finance costs	(301)	(222)	(512)	(390)
Total taxation expense	(2,633)	(2,097)	(5,716)	(4,515)
Profit after taxation	6,200	6,200	13,496	13,496
	31 December 2006		30 June 2007
	Restated US$M	Published US$M	Restated US$M	Published US$M
Current and non-current assets:
Cash and cash equivalents	1,751	1,423	2,297	1,937
Trade and other receivables	5,510	4,796	7,126	5,499
Other financial assets	2,001	1,859	2,110	1,968
Inventories	3,771	3,326	3,910	3,409
Investments in jointly controlled entities	-	3,772	-	4,924
Property, plant and equipment	38,302	33,282	42,016	36,705
Intangible assets	767	686	713	615
Deferred tax assets	2,264	2,230	2,832	2,810
Other assets	452	366	400	301
Total assets	54,818	51,740	61,404	58,168

Current and non-current liabilities:
Trade and other payables	4,408	4,114	5,277	4,869
Interest bearing liabilities	10,215	8,629	12,420	10,643
Other financial liabilities	681	578	1,250	1,107
Current tax payable	2,105	1,734	2,193	2,102
Deferred tax liabilities	1,711	1,379	2,260	1,822
Provisions	6,590	6,193	7,242	6,860
Deferred income	881	886	844	847
Total liabilities	26,591	23,513	31,486	28,250
Net assets	28,227	28,227	29,918	29,918
	Half-year ended 31 December 2006		Year ended 30 June 2007
	Restated US$M	Published US$M	Restated US$M	Published US$M
Net operating cash flows	7,116	7,018	15,929	15,595
Net investing cash flows	(3,511)	(3,152)	(8,313)	(7,624)
Net financing cash flows	(3,099)	(3,221)	(6,609)	(6,843)

Cash flow presentation

The Group has also elected to adopt the indirect method of cash flow presentation as permitted by AASB 2007-4 and IAS 7 'Cash Flows Statements'. The Group believes this change in presentation more effectively conveys the relationship between its financial performance and operating cash flows.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Exchange rates

The following exchange rates against the US dollar have been applied in the financial report:
	Average Half-year ended 31 December 2007	Average Half-year ended 31 December 2006	Average Year ended 30 June 2007	As at 31 December 2007	As at 31 December 2006	As at 30 June 2007
Australian dollar (a)	0.87	0.76	0.79	0.88	0.79	0.85
Brazilian real	1.85	2.16	2.10	1.78	2.14	1.93
Canadian dollar	1.01	1.13	1.13	0.98	1.16	1.06
Chilean peso	511	534	534	498	534	528
Colombian peso	2,030	2,372	2,247	2,017	2,240	1,960
South African rand	6.94	7.23	7.20	6.80	7.00	7.08
Euro	0.71	0.78	0.77	0.68	0.76	0.74
UK pound sterling	0.49	0.53	0.52	0.50	0.51	0.50

(a) Displayed as US$ to A$1 based on common convention.

2 Business segments

The BHP Billiton Group has grouped its major operating assets into the following reporting segments:

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)

  Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and prior to divestment in August 2006, fertiliser operations)

  Stainless Steel Materials (exploration for and mining, processing and marketing of nickel)

  Iron Ore (exploration for and mining, processing and marketing of iron ore)

  Manganese (exploration for and mining, processing and marketing of manganese)

  Metallurgical Coal (exploration for and mining, processing and marketing of metallurgical coal)

  Energy Coal (exploration for and mining, processing and marketing of energy coal)

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities, which were previously recognised as part of Group and unallocated items, are now recognised within relevant segments as a result of a change in management responsibilities over such activities. This change in segment reporting has been reflected in all periods presented and resulted in operating costs of US$93 million (31 December 2006: US$60 million; 30 June 2007: US$139 million) being reported in individual segments rather than Group and unallocated items. Amounts allocated to any individual segment are not material.

It is the Group's policy that inter-segment sales are made on a commercial basis.

2 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2007
Revenue
Sale of group production	3,058	2,254	5,561	418	2,413	3,538	950	1,856	1,725	7	21,780
Sale of third party product	310	490	996	-	6	-	63	10	1,182	624	3,681
Rendering of services	6	-	-	-	-	22	-	34	-	16	78
Inter-segment revenue	396	-	-	-	-	18	-	-	-	(414)	-
Segment revenue	3,770	2,744	6,557	418	2,419	3,578	1,013	1,900	2,907	233	25,539

Segment result	1,969	680	3,268	69	761	1,673	431	523	277	(165)	9,486
Other attributable income (1)	3	-	-	3	-	-	-	-	-	(6)	-
Profit from operations	1,972	680	3,268	72	761	1,673	431	523	277	(171)	9,486
Net finance costs											(341)
Total taxation expense											(2,952)
Profit after taxation											6,193
(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable business segment.
(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable business segment.

2 Business segments (continued)
US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half-year ended 31 December 2006
Revenue
Sale of group production	2,490	2,157	4,630	393	2,762	2,717	535	1,829	1,494	-	19,007
Sale of third party product	169	667	1,014	-	43	15	40	-	827	292	3,067
Rendering of services	4	4	-	-	-	17	-	2	-	12	39
Inter-segment revenue	295	-	-	-	-	-	-	2	-	(297)	-
Segment revenue	2,958	2,828	5,644	393	2,805	2,749	575	1,833	2,321	7	22,113

Segment result	1,607	840	2,877	76	1,421	1,404	105	657	221	(74)	9,134
Other attributable income (1)	5	-	12	2	6	-	-	-	21	(46)	-
Profit from operations	1,612	840	2,889	78	1,427	1,404	105	657	242	(120)	9,134
Net finance costs											(301)
Total taxation expense											(2,633)
Profit after taxation											6,200

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable business segment.

2 Business segments (continued)
US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2007
Revenue
Sale of group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Sale of third party product	454	1,315	1,879	-	101	29	95	10	1,595	724	6,202
Rendering of services	7	-	-	-	-	55	-	41	1	32	136
Inter-segment revenue	578	-	-	-	-	19	-	6	-	(603)	-
Segment revenue	5,885	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	167	47,473

Segment result	3,007	1,833	6,875	189	3,665	2,728	253	1,246	255	(327)	19,724
Other attributable income (1)	7	23	-	8	10	-	-	1	50	(99)	-
Profit from operations	3,014	1,856	6,875	197	3,675	2,728	253	1,247	305	(426)	19,724
Net finance costs											(512)
Total taxation expense											(5,716)
Profit after taxation											13,496
(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable business segment.

3 Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the BHP Billiton Group profit for the period are detailed below.

Half-year ended 31 December 2007
	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22
	(137)	159	22
Exceptional items by segment
Base Metals	(99)	(34)	(133)
Stainless Steel Materials	(38)	(4)	(42)
Group and unallocated	-	197	197
	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill

Tax losses incurred by WMC Resources Limited (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling application to the Australian Tax Office. The ruling has now been issued confirming the availability of those losses. This has resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence the Group has recognised an expense for a reduction in goodwill measured at the exchange rate at the date of acquisition.

Half-year ended 31 December 2006

There were no exceptional items for the half-year ended 31 December 2006.

Year ended 30 June 2007
	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)
	(343)	84	(259)
Exceptional items by segment
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)
	(343)	84	(259)

Impairment of South African coal operations

As part of the Group's regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) was recorded in relation to coal operations in South Africa.

Newcastle steelworks rehabilitation

The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

4 Interests in jointly controlled entities
Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	31 December 2007%	31 December 2006%	30 June 2007%	Half-year ended 31 December 2007 US$M	Half-year ended 31 December 2006 US$M	Year end 30 June 2007 US$M
Samarco Mineracao SA	50	50	50	121	121	239
Minera Antamina SA	33.75	33.75	33.75	271	246	506
Carbones del Cerrejon LLC	33.3	33.3	33.3	47	73	112
Minera Escondida Limitada	57.5	57.5	57.5	1,705	1,412	3,442
Mozal SARL	47.1	47.1	47.1	105	123	259
Other (b)				18	40	109
Total				2,267	2,015	4,667

(a) The ownership interest at the BHP Billiton Group's and the jointly controlled entity's reporting date are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 31 December in order to report on a consistent basis with the Group's reporting date.

(b) Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50 per cent (31 December 2006: 50 per cent; 30 June 2007: 50 per cent).

5 Net finance costs
	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts	28	29	62
Interest on all other loans	367	304	613
Finance lease interest	6	3	5
Dividends on redeemable preference shares	1	1	1
Discounting on provisions and other liabilities	138	125	255
Discounting on pension and medical benefit entitlements	51	63	127
Interest capitalised (a)	(134)	(145)	(353)
Net fair value change on hedged loans and related hedging derivatives	8	14	27
Exchange differences on net debt	-	21	39
	465	415	776
Financial income
Interest income	(82)	(58)	(155)
Return on pension plan assets	(42)	(56)	(109)
	(124)	(114)	(264)
Net finance costs	341	301	512

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half-year ended 31 December 2007 the capitalisation rate was 5.7 per cent (31 December 2006: 5.5 per cent; 30 June 2007: 5.7 per cent).

6 Taxation
	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
	US$M	US$M	US$M
Taxation expense including royalty related taxation
UK taxation expense	60	9	85
Australian taxation expense	1,361	1,432	2,768
Overseas taxation expense	1,531	1,192	2,863
Total taxation expense	2,952	2,633	5,716

7 Earnings per share
	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
Basic earnings per ordinary share (US cents)	107.2	103.9	229.5
Diluted earnings per ordinary share (US cents)	107.2	103.8	229.0
Basic earnings per American Depositary Share (ADS) (US cents) (a)	214.4	207.8	459.0
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	214.4	207.6	458.0
Basic earnings (US$M)	6,017	6,168	13,416
Diluted earnings (US$M) (b)	6,040	6,182	13,434

The weighted average number of shares used for the purposes of calculating diluted earnings per ordinary share reconciles to the number used to calculate basic earnings per share as follows:
	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
Weighted average number of shares	Million	Million	Million
Basic earnings per ordinary share denominator	5,615	5,934	5,846
Shares and options contingently issuable under employee share ownership plans	19	21	20
Diluted earnings per ordinary share denominator	5,634	5,955	5,866

(a) Each American Depository Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Earnings per share and dividends declared on each ADS represent twice the earnings per share and dividends declared on BHP Billiton shares.

(b) Diluted earnings are calculated after adding back accrued dividend entitlements on employee share awards of US$23 million (31 December 2006: US$14 million; 30 June 2007: US$18 million) that would not be required if potential ordinary shares were converted to fully paid.

8 Dividends
	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
	US$M	US$M	US$M
Dividends paid during the period
BHP Billiton Limited	907	647	1,346
BHP Billiton Plc - Ordinary shares	612	453	923
- Preference shares (a)	-	-	-
	1,519	1,100	2,269

Dividends declared in respect of the period
BHP Billiton Limited	974	699	1,605
BHP Billiton Plc - Ordinary shares	640	475	1,097
- Preference shares (a)	-	-	-
	1,614	1,174	2,702

	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	27.0	18.5	18.5
Interim dividend	N/A	N/A	20.0
	27.0	18.5	38.5
Dividends declared in respect of the period (per share)
Interim dividend	29.0	20.0	20.0
Final dividend	N/A	N/A	27.0
	29.0	20.0	47.0

(a) 5.5 per cent dividend on 50,000 preference shares of GBP1 each paid and declared annually (30 June 2007: 5.5 per cent).

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half-year end, on 6 February 2008, BHP Billiton declared an interim dividend of 29 US cents per share (US$1,614 million), which will be paid on 18 March 2008.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

9 Assets classified as held for sale

31 December 2007

There were no assets or businesses classified as held for sale in the balance sheet at 31 December 2007.

31 December 2006

During the six months ended 31 December 2006, the sale of Southern Cross Fertiliser Pty Ltd, the Cascade and Chinook oil and gas prospects, the Coal Bed Methane assets and BHP Billiton's 45.5 per cent interest in Valesul Aluminio SA, were finalised. These assets and businesses were held for sale at 30 June 2006.

30 June 2007

There were no assets or businesses classified as held for sale in the balance sheet at 30 June 2007.

10 Total equity
	Attributable to members of BHP Billiton Group			Minority interests
	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007	Half-year ended 31 December 2007	Half-year ended 31 December 2006	Year ended 30 June 2007
	US$M	US$M	US$M	US$M	US$M	US$M
Total equity opening balance	29,667	24,218	24,218	251	237	237
Total recognised income and expense for the period	5,861	6,303	13,596	176	32	82
Transactions with owners - contributed equity	5	8	17	(1)	-	-
Dividends	(1,519)	(1,100)	(2,269)	(48)	(22)	(68)
Accrued employee entitlement to share awards	40	37	72	-	-	-
Purchases of shares made by ESOP Trusts	(99)	(131)	(165)	-	-	-
BHP Billiton Plc share buy-back	(3,075)	(1,355)	(2,957)	-	-	-
BHP Billiton Limited share buy-back	-	-	(2,845)	-	-	-
Total equity closing balance	30,880	27,980	29,667	378	247	251

Share buy-backs

On 23 August 2006, BHP Billiton announced a US$3 billion capital return to shareholders through an 18-month series of on-market share buy-backs. On 7 February 2007, a US$10 billion extension to this scheme was announced. As of that date, 93,435,000 shares in BHP Billiton Plc had been repurchased under the August program at a cost of US$1,705 million, leaving US$1,295 million to be carried forward and added to February's program. All BHP Billiton Plc shares bought back are held as Treasury shares within the share capital of BHP Billiton Plc. A further 53,286,714 BHP Billiton Plc shares were repurchased between 7 February 2007 and 30 June 2007 at a total cost of US$1,252 million. As at 30 June 2007, 146,721,714 BHP Billiton Plc shares had been bought back at a total cost of US$2,957 million.

For the half-year ended 31 December 2007, a further 96,904,086 shares in BHP Billiton Plc were repurchased at a total cost of US$3,075 million. As at 31 December 2007, 243,625,800 BHP Billiton Plc shares had been bought back at a total cost of US$6,032 million. The shares were repurchased at an average price of GBP12.37, representing a discount of 8.7 per cent to the average BHP Billiton Limited share price between 7 September 2006 and 31 December 2007. Shares in BHP Billiton Plc held by BHP Billiton Limited were periodically cancelled, in accordance with the resolutions passed at the 2006 Annual General Meetings. As at 31 December 2007 BHP Billiton Limited held 25,515,350 shares in BHP Billiton Plc.

During the year ended 30 June 2007, 141,098,555 BHP Billiton Limited shares were repurchased through an off-market buy-back. In accordance with the structure of the buy-back, US$286 million was allocated to the share capital of BHP Billiton Limited and US$2,559 million was allocated to retained earnings. These shares were then cancelled. The final price for the buy-back was A$24.81 per share, representing a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

11 Contingent liabilities
	31 December 2007	31 December 2006	30 June 2007
	US$M	US$M	US$M
Contingent liabilities at balance date, not otherwise provided for in the financial report, are categorised as arising from:
Jointly controlled entities
Bank guarantees	-	-	1
Other (a)	425	410	416
	425	410	417
Subsidiaries and jointly controlled assets (including guarantees)
Bank guarantees	2	-	1
Performance guarantees (b)	2	1	25
Other (a)	247	282	296
	251	283	322
Total contingent liabilities	676	693	739

(a) Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these half-year financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above.

(b) The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

12 Subsequent events

Other than the matter outlined below, no matters or circumstances have arisen since the end of the half-year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

On 6 February 2008, the Board announced an offer to acquire Rio Tinto Plc and Rio Tinto Limited. This announcement had no impact on the Group's financial results or financial position presented in this interim financial report.

Directors' Report

The Directors present their report together with the half-year financial statements for the half-year ended 31 December 2007 and the auditor's review report thereon.

Review of Operations

A detailed review of the Group's operations, the results of those operations during the half-year ended 31 December 2007 and likely future developments are given on page 1 to 15. The Review of Operations has been incorporated into, and forms part of, this Directors' Report.

Principal Risks and Uncertainties

Because of the international scope of the Group's operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group's results and operations. Material risks that could impact on the Group's performance include those referred to in the 'Outlook' section as well as:

Fluctuations in commodity prices	Fluctuations in currency exchange movements
Failure to discover new reserves, enhance existing reserves or develop new operations	Influence of China and impact of a slowdown in consumption
Actions by governments and political events in the countries in which we operate	Inability to successfully integrate acquired businesses
Inability to recover investments in mining and oil and gas projects	Non-compliance to the Group's standards by non-controlled assets
Operating cost pressures and shortages	Unexpected natural and operational catastrophes
Climate change and greenhouse effects	Inadequate human resource talent pool
Breaches in information technology security	Breaches in governance processes
Impact of health, safety and environmental exposures and related regulations on operations and reputation

Further information on the above risks and uncertainties can be found on pages 9 to 11 of the Group's Annual Report for the year ended 30 June 2007, a copy of which is available on the Group's website at www.bhpbilliton.com.

Dividend

Full details of dividends are given on page 29.

Board of Directors

The Directors of the Company in office at any time during or since the end of the half-year are:

Mr D R Argus - Chairman since April 1999 (on the Board of Directors since November 1996)	Mr C W Goodyear - an Executive Director from November 2001 until 30 September 2007
Mr P M Anderson - a Director since June 2006	Dr D A Jenkins - a Director since March 2000
Dr D C Brink - a Director from June 1997 until 28 November 2007	Mr M Kloppers - an Executive Director since January 2006
Dr J G Buchanan - a Director since February 2003	Dr D Morgan - a Director since January 2008
Mr C A Cordeiro - a Director since February 2005	Mr J Nasser - a Director since June 2006
Mr D A Crawford - a Director since May 1994	Dr J M Schubert - a Director since June 2000
Dr E G de Planque - a Director since October 2005

Auditor's independence declaration

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor's independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 32 and forms part of this Directors' Report.

Rounding of amounts

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors' Report and half-year financial statements have been rounded to the nearest million dollars in accordance with that class order.

Signed in accordance with a resolution of the Board of Directors.

D R Argus - Chairman                                M Kloppers - Chief Executive Officer
Dated this 6th day of February 2008

Directors' Declaration of Responsibility and Lead Auditor's Independence Declaration

Directors' Declaration of Responsibility

The half-year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that, to the best of their knowledge and in their reasonable opinion:

  the half-year financial statements and notes, set out on pages 18 to 30, have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the IASB, IAS 34 'Interim Financial Reporting' as adopted by the EU, AASB 134 'Interim Financial Reporting' and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001, including:

  (i) complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

  (ii) giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2007 and of its performance for the half-year ended on that date;

  the Directors' Report, which incorporates the Review of Operations on pages 1 to 15, includes a review of the information required by:

  (i) DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

  (ii) DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

  in the Directors' opinion, there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

D R Argus - Chairman

M Kloppers - Chief Executive Officer

Dated this 6th day of February 2008

Lead Auditor's Independence Declaration

To the Directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2007 there have been:

  no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and
  no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of the BHP Billiton Group and the entities it controlled during the financial period.

KPMG

Peter Nash
Partner

Dated in Melbourne this 6th day of February 2008

Independent Review Report of KPMG Audit Plc to BHP Billiton Plc and of KPMG to the Members of BHP Billiton Limited

Scope

For the purposes of these reports, the terms "we" and "our" denote KPMG Audit Plc in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.

The BHP Billiton Group ("the Group") consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half-year or from time to time during the half-year ended 31 December 2007.

We have reviewed the condensed half-year financial statements of the Group for the half-year ended 31 December 2007 ("half-year financial statements"), set out on pages 18 to 30, which comprise the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, summary of significant accounting policies and other explanatory notes 1 to 12. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half-year financial statements. KPMG has also reviewed the directors' declaration set out on page 32 in relation to Australian regulatory requirements contained in section (a) and (c) of the directors' declaration.

Respective Responsibilities of KPMG Audit Plc and KPMG

KPMG Audit Plc's report is made solely to BHP Billiton Plc in accordance with the terms of KPMG Audit Plc's engagement to assist BHP Billiton Plc in meeting the requirements of the Disclosure and Transparency Rules of the UK's Financial Services Authority ("the UK FSA"). KPMG Audit Plc's review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG Audit Plc does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG Audit Plc's review work, for this report, or for the conclusions it has reached.

KPMG has performed an independent review of the half-year financial statements and directors' declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that would indicate that the half-year financial statements and directors' declaration are not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Our responsibility is to express a conclusion on the half-year financial statements in the half-year financial report based on our review.

Directors' Responsibilities

The half-year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-year financial report:

  in accordance with the Disclosure and Transparency Rules of the UK FSA, and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU; and

  in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Review work performed

KPMG Audit Plc conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK.

KPMG conducted its review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity. As auditor of BHP Billiton Limited, KPMG is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.

A review of half-year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review conclusion by KPMG Audit Plc

Based on our review, nothing has come to our attention that causes us to believe that the condensed half-year financial statements in the half-year financial report for the six months ended 31 December 2007 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the Disclosure and Transparency Rules of the UK FSA.

KPMG Audit Plc

Chartered Accountants

London

Dated in Melbourne this 6th day of February 2008

Review conclusion by KPMG

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial statements and directors' declaration of the Group are not in accordance with the Corporations Act 2001, including:

  giving a true and fair view of the Group's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

  complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

KPMG

Peter Nash
Partner

Melbourne
Dated in Melbourne this 6th day of February 2008

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 6 February 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary